SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, Florida 33487

May 2, 2012

Sharon Virga

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SBA Communications Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 27, 2012
File No. 0-30110

Dear Ms. Virga:

SBA Communications Corporation (“SBA”) hereby acknowledges receipt of the comments provided by the Staff of the Securities and Exchange Commission (“Commission”) in its letter dated April 12, 2012. As previously discussed with Kara MacCullough of Greenberg Traurig, P.A., in accordance with SBA’s prior submissions to, and discussions with, the Office of the Chief Accountant, SBA believes that it has complied with all disclosure requirements associated with the Master Agreement executed with one of SBA’s wireless service provider customers.

This letter confirms that SBA acknowledges that:

•	SBA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SBA may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance with regard to this matter. Please direct any questions, comments or requests for further information to the undersigned at (561) 226-9335 or our counsel, Kara MacCullough, at (954) 768-8255.

Very truly yours,

/s/ Brendan T. Cavanagh

Brendan T. Cavanagh
Chief Financial Officer
SBA Communications Corporation